File No. 82-4406

Half-Year Report 2005

Positive Trend in Sales and Earnings

SUPPL

- Sales: €488.6 million
- Operating income: €39 million; net income: €2.1 million
- First-time application of IAS/IFRS
- Outlook 2005: Earnings remain unchanged after adjustment for one-time effect
- R&D: Two compounds successfully completed phase III trials

7/29

SCHWARZ
PHARMA

Positive Trend in Sales and Earnings

- **Sales: €488.6 million**

  In the first half of this year, the SCHWARZ PHARMA Group achieved sales of €488.6 million, thus almost reaching last year's level (-0.4%).

- **Operating income: €39.0 million; net income: €2.1 million**

  Despite high R&D expenses and rising marketing and selling expenses, SCHWARZ PHARMA increased its operating income from €9.5 million to €39.0 million. Net income reached €2.1 million following a loss of €2.4 million in the same period of last year.

- **First-time application of IAS/IFRS**

  This half-year report marks the group's first-time adoption of IAS/IFRS (International Accounting Standards / International Financial Reporting Standards). The figures of the same period of the previous year have been adjusted accordingly.

- **Outlook 2005: Earnings remain unchanged after adjustment for one-time effect**

  The current better-than-expected sales trend has prompted to raise full-year target from €850 million to €900 million. SCHWARZ PHARMA is continuing to make high-level investments in clinical development. At the same time, the group is preparing for the worldwide market launch of its first new drug from clinical development. The acquisition of the future rotigotine milestones and royalties results in a one-time expense of approximately €58 million. As a result, a net loss of approximately €58 million is expected. However, on an adjusted basis the net income outlook remains unchanged at a break-even level.

- **R&D: Two compounds successfully completed phase III trials**

  Clinical trials have already been completed for rotigotine transdermal system for treating patients in the early stages of Parkinson's disease and fesoterodine for the treatment of overactive bladder syndrome. Rotigotine transdermal system is currently undergoing the approval procedure, while the submission documentation for fesoterodine is currently in preparation. The compound lacosamide, which SCHWARZ PHARMA is developing for treating both neuropathic pain and epilepsy, and the compound rotigotine, for treating restless legs syndrome (RLS), have reached the final phase of clinical development, phase III. All projects progressed as scheduled.

SCHWARZ PHARMA Key Figures

(IAS/IFRS; € million)	Jan. - June 2004	Jan. - June 2005	Change in %
Net sales	490.4	488.6	-0.4
Research and development expense	97.1	89.1	-8.3
Operating result	9.5	39.0	>100
Net result	(2.4)	2.1	n.a.
Cash Flow from operating activities	(26.3)	3.6	n.a.

Sales trend in the first six months:
Sales: €488.6 million

Breakdown of sales by regions	
USA	43%
Europe (w/o Germany)	30%
Germany	23%
Asia	4%

The SCHWARZ PHARMA Group maintained its sales level over the first half of this year. Sales came to €488.6 million (-0.4%). After adjustment for exchange rate effects, the sales volume came to €497.5 million (+1.4%).

USA

U.S. sales reached €211.6 million in the first six months, showing a year-on-year decline of 4.7%. The US-dollar sales level remained stable at $271.8 million (-0.2%).

U.S. sales posted in the first six months of last year comprised a release of provisions of €32.6 million as a result of changes in the U.S. omeprazole market. Without this effect, U.S. sales in the first half of this year would have grown by 11.8%. Generic omeprazole sales at the U.S. affiliate KUDCo dropped by 35.2% to a level of €92.3 million in the first six months as a result of the competitive situation.

Adjusted for generic omeprazole, the group's U.S. business rose by 49.9% to €119.4 million. This increase is in particular due to a sales recovery of the cardiovascular drug Univasc® (moexipril), after Teva Pharmaceuticals ceased selling its generic moexipril in the fall of last year. Progress is also being made relative to the development and market launch of new products for the U.S. market. These are well-established compounds whose special and innovative formulation provides patients with additional benefits. Among the above-mentioned products, the gastrointestinal drug GlycoLax® (polyethylene glycol) performed particularly well (€27.1 million). Niravam® (alprazolam, orally disintegrating tablets) for treating anxiety and panic disorders, saw its market launch in May of this year.

Europe

German sales increased by 5.3% to a level of €110.3 million. In particular, drugs such as Rifun® (pantoprazole; +36.7%) and Atmadisc® (salmeterol xinaforte; +20.3%) achieved double-digit growth.

Although the market situation in the other European countries continues to be partially affected by state intervention in pricing and generics competition, SCHWARZ PHARMA's European business maintained its sales volume at a level of €149.3 million (-0.1%) in the first six months of the year.

State intervention in pricing and generics competition has led to a decrease in sales in Italy, France, the UK and Ireland, and Poland. However, the sales decline in these regions generally slowed down from January to June. By contrast, the group's expansion of its field sales force in Eastern Europe had a positive impact on sales. In addition, Russia significantly increased its budget for state health and social benefits for around 38 million people, especially pensioners, at the start of the year. The resultant positive effects helped the group increase its Eastern European sales by 65.1%. Most recently, SCHWARZ PHARMA is represented by its own distribution affiliates in Austria and Switzerland.

Sales Development in Europe (excl. Germany)

in € million	Jan. - June 2005	Change in %	Adjusted* in %
Italy	27.4	-11.0	
License business	26.0	-4.1	
France	25.4	-5.0	
Eastern Europe	18.4	65.1	
Spain	16.9	-0.8	
UK/Ireland	14.3	-13.5	-11.9
Poland	10.8	-12.0	-23.0
Production business with 3. parties	7.0	-13.1	
Austria	2.1		
Switzerland	1.2		

*currency effects

Asia

SCHWARZ PHARMA's Asian affiliates increased their sales contribution by 22.3% to a level of €17.4 million.

Earnings trend January – June 2005:
Operating result: €39 million; Net income: €2.1 million

SCHWARZ PHARMA Group

Income Statement *(IAS/IFRS, € million)*		Jan. - June 2004	Jan. - June 2005	Change in %
Net sales		**490.4**	**488.6**	**-0.4**
Cost of goods sold		157.6	158.2	0.4
Gross profit		332.8	330.4	-0.7
Selling, general and administrative expense		173.7	194.2	11.8
Research and development expense		97.1	89.1	-8.3
Amortization of intangible assets		14.8	13.2	-10.3
Other income /(expense)		(37.7)	5.1	n.a.
Operating result		**9.5**	**39.0**	**>100**
Financial result		(1.0)	(0.2)	-80.8
Result from participations		0.5	0.0	-100.0
Pre-tax profit		**9.1**	**38.8**	**>100**
Taxes on income		11.4	36.5	>100
Income after taxes		**(2.3)**	**2.3**	**n.a.**
Minority interests		(0.0)	(0.2)	>100
Net income		**(2.4)**	**2.1**	**n.a.**
Earnings per share in €				
	Basic*	(0.05)	0.05	
	Diluted**	(0.05)	0.05	
EBITDA (excluding one-time effects)		54.4	54.5	0.2
EBIT (excluding one-time effects)		29.1	30.0	3.1
Number of shares				
*Annual average, million units		45.386	46.006	1.4
**Annual average, diluted, million units		47.315	47.562	0.5
Basis, 30.6., million units		45.420	46.150	1.6

Reconciliation of net income from IAS/IFRS to US-GAAP

Net income January - June 2004 according to IAS/IFRS	**(2.4)**
Executive stock option programs	1.1
Discounting of long-term provisions	0.7
Deferred taxes	(0.7)
Net income January - June 2004 according to US-GAAP	(1.2)

SCHWARZ PHARMA achieved a gross profit of €330.4 million in the first six months, showing a decline of 0.7% over last year. Higher earnings contributions from a sales increase in high-margin products almost set off the loss of generic omeprazole earnings.

Selling, general and administrative expenses rose by 11.8% to €194.2 million. The underlying reasons are an increase in marketing activities and field sales costs for recruiting new employees in connection with the launch of Niravam® in the U.S., and the group's expansion of its field sales force in Austria, Switzerland, and Eastern Europe.

R&D expenses fell by 8.3% to a level of €89.1 million, since up-front payments made last year were not repeated. Overall, however, R&D expenses remained high due to the progress made on development projects. For further details, please refer to page 12 of this report.

As opposed to being separately posted under US-GAAP rules, the item "other income/expense" under IAS/IFRS includes other operating income/expense. Other income amounted to €5.1 million in the first six months, compared to expenses of €37.7 million incurred last year mainly through one-time settlement costs in the omeprazole lawsuit between the U.S. affiliate KUDCo and the companies Mylan Pharmaceuticals Inc. and Esteve Quimica S.A. The divestment of a product in Italy contributed significantly to the improvement seen this year.

As a result, SCHWARZ PHARMA increased its operating income in the first six months from €9.5 million to €39.0 million.

Thanks to a reduced use of debt, the group kept its net interest loss almost balanced at €0.2 million, in contrast to €1.0 million last year. In view of the termination of the German urology joint venture Hoyer-Madaus as per 31 December 2004, there was, for the first time, no income from participations this year (after €0.5 million over the same period of last year).

Pre-tax profit improved to €38.8 million from €9.1 million in the previous year. The group's income tax expense came to €36.5 million, up from €11.4 million. Its continued high tax rate of 94.1% is attributable to the fact that profits were made in countries subject to high rates of taxation whereas losses were incurred in countries with comparatively low tax rates.

As a result, net income rose to €2.1 million - corresponding to earnings per share of €0.05 - following a loss of €2.4 million over the same period of last year.

The average number of shares outstanding was an average of 46.0 million during the first six months, with around 46.15 million shares outstanding as of June 30, 2005. The rise in the number of shares outstanding by 1.4% and 1.6% respectively is due to the exercise of employee stock options. Taking granted stock options into account, the average number of diluted shares outstanding was 47.6 million.

The group's first-time application of IAS/IFRS produces a lower earnings level than under US-GAAP, primarily due to the fact that executive stock option programs are expensed under IAS/IFRS. The comparative figures for 2004 have been adjusted accordingly.

Segment Reporting by Geographic Area

SCHWARZ PHARMA Group

Segment Reporting *(IAS/IFRS; € million)*	Jan. - June 2004	Jan. - June 2005	Change in %
Net sales			
Germany	169.0	191.8	13.5
Europe (excl. Germany)	131.0	112.2	-14.3
USA	222.0	211.6	-4.7
Asia	14.2	17.4	22.3
Inter-segment elimination	(45.7)	(44.4)	-2.7
Net sales	**490.5**	**488.6**	**-0.4**
Operating income			
Germany	(11.9)	46.4	n.a.
Europe (excl. Germany)	(18.0)	(62.9)	>100
USA	36.2	51.5	42.3
Asia	5.7	4.2	-26.3
Inter-segment elimination	(2.4)	(0.2)	-91.7
Operating income	**9.5**	**39.0**	**>100**

Sales by region, as determined by the domicile of the customer, are explained in the above sales reporting. Segment reporting by geographic area shows a breakdown of sales pursuant to IAS 14, as determined by the domicile of the supplier.

Operating income in Germany rose by €58.3 million. This positive trend is primarily due to payments made by the European segment for reaching various milestones in connection with the compound rotigotine. Correspondingly, the operating loss in Europe rose to €44.9 million. The U.S. segment reported operating income growth of €15.3 million due to a rise in the share of high-margin drugs in its product mix. Operating income in Asia declined as a result of higher marketing activity expenses.

Cash Flow Statement and Balance Sheet – January – June 2005:

Net Cash Position: €128.4 million; Equity Ratio: 53.4%

SCHWARZ PHARMA Group **Cash Flow Statement** *(IAS/IFRS, € million)*	Jan. - June 2004	Jan. - June 2005	Change in %
Cash Flow (used in)/from operating activities	(26.3)	3.6	n.a.
Cash Flow (used in)/from investing activities	(12.6)	(10.2)	-18.9
Cash Flow (used in)/from financing activities	(36.0)	(17.9)	-50.3
Effects of exchange rates	6.0	16.3	> 100
Changes in cash and cash equivalents	**(68.9)**	**(8.2)**	
Cash and cash equivalents at beginning of period	207.7	184.4	-11.2
Cash and cash equivalents at end of period	**138.8**	**176.2**	**27.0**

Balance sheet (IAS/IFRS, € million)	Dec. 31 2004	June 30 2005	Change in %
Current assets			
Cash and cash equivalents	184.4	176.2	-4.4
Marketable securities	0.0	0.0	0.0
Accounts receivable, less allowances	220.5	300.1	36.1
Inventories	83.7	97.4	16.3
Other current assets	8.7	11.9	36.8
Total current assets	**497.3**	**585.5**	**17.7**
Property, plant and equipment	152.9	159.7	4.4
Goodwill and other intangible assets	196.2	195.0	-0.6
Long-term investments and other assets	146.2	147.7	1.1
Total non-current assets	**495.2**	**502.4**	**1.4**
	992.5	**1,087.9**	**9.6**
Liabilities			
Short-term debt and current portion of long-term debt	16.0	10.0	-37.4
Other current liabilities	258.5	317.2	22.7
Total current liabilities	**274.5**	**327.2**	**19.2**
Long-term debt	47.3	37.8	-20.1
Pension and other non-current liabilities	142.5	142.9	0.3
Total non-current liabilities	**189.8**	**180.7**	**-4.8**
Shareholders' equity	528.2	580.0	9.8
	992.5	**1,087.9**	**9.6**
Number of employees (as of reporting date)	3,921	4,073	3.9

The cash inflow from operating business activities came to €3.6 million in the first six months of this year, following a cash outflow of €26.3 million in the previous year. This change is particularly due to the one-time expense of settling the omeprazole lawsuit in 2004. In the first half of the year, cash and cash equivalents were tied up in increased inventories and especially receivables. This is significantly caused by extraordinary effects (tax receivables, hedging, and product divestments). Only around €30 million is accounted for by increases in sales receivables. A significant role was played by the strong rise in sales in Eastern Europe and the U.S. as well as by longer payment periods in the case of generics and first-time stocking.

The cash outflow from investments reached €10.2 million after a level of €12.6 million in the same period of the previous year. SCHWARZ PHARMA made capital expenditures of 12.2 million, especially for the fine chemistry production in Shannon/Ireland. Investments in intangible assets and financial assets came to €3.5 million. These were offset by cash inflows from the sale of product rights amounting to €5.4 million.

The cash outflow for financing activities came to €17.9 million in the first six months of this year, which amounts to half as much as in the same period of the previous year. The largest item is loan repayments (€16.0 million), followed by the dividend payment (€9.2 million). These cash outflows were offset by inflows from employees exercising their stock options, correspondingly increasing shareholders' equity (€6.8 million). Shareholders' equity rose by 9.8% to a level of €580.0 million, additionally benefiting from a better currency conversion rate than in 2004. The equity ratio of 53.4% held steady with the December 30, 2004 level since the balance sheet total also rose by 9.6% to €1,087.9 million. This increase in the balance sheet total is mainly due to the increase in inventories and receivables. Short-term and long-term debt fell by 37.4% and 20.1% respectively. Cash and cash equivalents fell slightly by 4.4% to a level of €176.2 million. Total net cash came to €128.4 million as of June 30, 2005.

The number of employees working in the SCHWARZ PHARMA Group worldwide was 4,073 at the reporting date, marking an increase of 3.9% over the previous year. Recruitment was mainly in the U.S. and focused especially on the field sales force and R&D.

Development of Shareholders' Equity

SCHWARZ PHARMA Group

(IAS/IFRS, € million)	Jan. - June 2004	Jan. - June 2005	Change in %
Shareholders' equity as of December 31	**575.5**	**528.2**	**-8.2**
Dividend paid	(27.2)	(9.2)	-66.3
Stock options exercised	2.2	6.8	> 100
Net income	(2.4)	2.1	n.a.
Other changes	(2.3)	0.0	n.a.
Currency translation difference	16.5	52.0	>100
Minority shareas	0.0	0.2	>100
Shareholders' equity as of June 30	**562.4**	**580.0**	**3.1**

Reconciliation of shareholders' equity from IAS/IFRS to US-GAAP

€ million	At date of transition January 1, 2004 (opening balance sheet)	At date of comparison December, 31, 2004
Shareholders's equity according to IAS/IFRS	**575.5**	**528.2**
Retirement benefit plans	3.8	4.1
Deferred taxes	1.4	0.9
Application of LIFO inventory valuation	0.3	(1.0)
Provisions	(0.5)	(0.5)
Discounting of long-term provisions	(2.8)	(2.2)
Minority interests	(0.7)	(0.8)
Others	-	0.1
Shareholders's equity according to US-GAAP	**577.0**	**528.8**

Outlook 2005:

Earnings remain unchanged after adjustment for one-time effect

The current better-than-expected sales trend, especially in the U.S., has prompted to raise full-year target from €850 million to €900 million. SCHWARZ PHARMA continues to make substantial investments in clinical development, with three projects having reached the final phase, phase III. At the same time, the group is preparing for the worldwide market launch of its first new drug, Neupro® (rotigotine transdermal system).

In July 2005, SCHWARZ PHARMA acquired the future rotigotine royalties and milestones from Aderis Pharmaceuticals, Inc., USA, which enhances profitability of SCHWARZ PHARMA once the drug is on the market. The transaction will be treated as a one-time, non-recurring, in-process R&D expense of approximately €58 million. Consequently, the as-reported outlook for 2005 will result in a net loss of approximately €58 million. However, on an adjusted basis the net income outlook remains unchanged at a break-even level.

The Second Quarter 2005

SCHWARZ PHARMA Group

Income Statement *(IAS/IFRS, € million)*	Apr. - June 2004	Apr. - June 2005	Change in %
Net sales	**264.2**	**250.5**	**-5.2**
Cost of goods sold	75.8	83.6	10.2
Gross profit	188.3	166.9	-11.4
Selling, general and administrative expense	91.8	102.7	11.9
Research and development expense	50.5	45.4	-10.1
Amortization of intangible assets	7.5	6.6	-12.0
Other income /(expense)	(35.8)	(3.6)	-89.9
Operating result	**2.7**	**8.5**	**>100**
Financial result	(0.8)	0.3	n.a.
Result from participations	0.5	0.0	-100.0
Pre-tax profit	**2.4**	**8.8**	**>100**
Taxes on income	5.2	7.7	48.0
Income after taxes	**(2.9)**	**1.1**	**n.a.**
Minority interests	(0.0)	(0.1)	>100
Net income	**(2.9)**	**1.0**	**n.a.**
Earnings per share in €	(0.06)	0.02	

Cash Flow Statement *(IAS/IFRS, € million)*	Apr. - June 2004	Apr. - June 2005	Change in %
Cash Flow (used in)/from operating activities	(33.3)	2.2	n.a.
Cash Flow (used in)/from investing activities	(8.9)	(10.0)	12.3
Cash Flow (used in)/from financing activities	(30.1)	(8.6)	-71.5
Effects of exchange rates	1.0	9.8	>100
Changes in cash and cash equivalents	**(71.4)**	**(6.6)**	**-90.8**
Cash and cash equivalents at beginning of period	210.1	182.8	-13.0
Cash and cash equivalents at end of period	**138.8**	**176.2**	**27.0**

As expected, SCHWARZ PHARMA Group sales fell by 5.2% to €250.5 million in the second quarter of this year. Excluding the release of provisions in connection with the generic omeprazole in Q2 2004, sales rose by 8.2%. This is attributable to the favorable sales trend in the U.S. and also to that in several European regions such as Germany.

The costs of goods sold rose by 10.2%, resulting in a dip in gross earnings of 11.4%, to €166.9 million. This was mainly attributable to the lower earnings contribution from generic omeprazole.

The increase in selling and administrative expenses of 11.9% reflects the group's increased marketing activities and the build-up of a field sales force for the market launch of Niravam® (alprazolam) in the U.S. in May of this year. The build-up of the field sales force in Europe also contributed. R&D expenses fell by 10.1% to a level of €45.4 million. The change in other expenses results from one-time costs for settling the lawsuit in connection with the generic omeprazole in Q2 2004.

As a result, operating income rose from €2.7 million to €8.5 million.

Following the repayment of a larger volume of debt, there is a positive financial result of €0.3 million for the second quarter: The financial result came to €-0.8 million in the same period of the previous year. In view of the termination of the German urology joint venture Hoyer-Madaus as per 31 December 2004, there was no income from participations this year.

Taxes on income rose by 48.0% to a level of €7.7 million. This continued high tax rate of 87.5% is attributable to the fact that profits were made in countries subject to high rates of taxation whereas losses were incurred in countries with comparatively low tax rates.

Net income came to €1.0 million, corresponding to earnings per share of €0.02, compared to a loss of €2.9 million in the same quarter of the previous year.

R&D: Two compounds successfully completed phase III trials

Clinical trials have already been completed for rotigotine transdermal system for treating patients in the early stages of Parkinson's disease and fesoterodine for the treatment of overactive bladder syndrome. Rotigotine transdermal system is currently undergoing the approval procedure, while the submission documentation for fesoterodine is currently in preparation. The compound lacosamide, which SCHWARZ PHARMA is developing for treating both neuropathic pain and epilepsy, and the compound rotigotine, for treating restless legs syndrome (RLS), have reached the final phase of clinical development, phase III. A nasal-spray formulation of rotigotine for the acute treatment of symptoms of Parkinson's disease successfully completed clinical development phase I. All projects progressed as scheduled. SCHWARZ PHARMA will update on its pipeline at the analysts' and investors' R&D-Day on September 8, 2005 in London, UK.

The application for Neupro® (rotigotine transdermal system), for treating patients in the early stages of Parkinson's disease, has been submitted to the EMEA in Europe and the FDA in the U.S. Rotigotine is a dopamine agonist formulated as a transdermal patch applied to the skin once a day. It is a continuous 24-hour transdermal drug delivery system.

The results of a double-blind, placebo-controlled phase III rotigotine transdermal system trial in the U.S. showed that rotigotine transdermal system is effective for the treatment of advanced stage Parkinson's disease in patients who are not well controlled with L-dopa. The results of another phase III trial conducted in Europe are expected at the end of this year.

The compound rotigotine, formulated as a nasal spray for the acute treatment of symptoms of Parkinson's disease, successfully completed the first phase of clinical development. Phase II is to begin in the fourth quarter of this year.

SCHWARZ PHARMA is also developing a rotigotine patch for treating restless legs syndrome (RLS). The double-blind and placebo-controlled phase III trial program started in May of this year; first results are expected in the first quarter of 2007.

SCHWARZ PHARMA is testing the administration of lacosamide in treating epilepsy in a phase III clinical trial, with the first results being expected in the second quarter of 2006. Lacosamide is also being developed in a phase III clinical trial for treating chronic pain caused by diabetic neuropathy. First results are expected in the third quarter of this year.

In April of this year, SCHWARZ PHARMA reported on the successful completion of its phase III fesoterodine program for treating overactive bladder syndrome. The trial results show a statistically significant and clinically relevant improvement of symptoms. On completion of the trial, over 90% of the patients continued their treatment with fesoterodine in an open trial. SCHWARZ PHARMA is now putting together the submissions for marketing approvals. This is already the second compound from the company's development pipeline to successfully complete phase III within the last two years.

Financial Calendar:

September 8, 2005	"R&D Day" for Analysts and Investors in London, UK
October 26, 2005	Nine Months Report 2005

This report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com

SCHWARZ PHARMA AG, Alfred-Nobel-Straße 10, 40789 Monheim, Germany

Phone +49 2173 48 0, Fax +49 2173 48 1608, Email: info@schwarzpharma.com

Corporate Communications

Antje Witte
Phone +49 2173 48 1866
Email antje.witte@schwarzpharma.com

Bettina Ellinghorst
Phone +49 2173 48 2329
Email bettina.ellinghorst@schwarzpharma.com

Measurement and Accounting Standards

SCHWARZ PHARMA AG is listed at the German stock exchange. As such, as of January 1, 2005 pursuant to the European „Regulation adopting certain international accounting standards", the SCHWARZ PHARMA Group is required to prepare interim and annual financial statements in accordance with the standards of the International Accounting Standards Board (IASB), London, UK. This interim report was prepared and published for the first time pursuant to the International Financial Reporting Standards (IFRS). Previous years' figures also correspond to the rules regarding interim reporting under IAS 34 and IFRS 1, as the opening balance under IFRS was already prepared as of January 1, 2004. The interim report's scope of consolidation comprises 34 fully-consolidated subsidiaries.

This report is not audited. It contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. These forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Risks and uncertainties that could cause a material difference in future results include changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings and the availability of financing. The Company does not undertake any responsibility to update the forward-looking statements contained in this press release.